

Mail Stop 3030

January 12, 2017

Via E-mail
Mr. William Burke
Executive Vice President and Chief Financial Officer
Haemonetics Corporation
400 Wood Road
Braintree, Massachusetts 02184

Re: Haemonetics Corporation
Form 10-K for the Fiscal Year Ended April 2, 2016
Filed June 1, 2016
File No. 001-14041

Dear Mr. Burke:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended April 2, 2016

Financial Statements

Note 14. Segment and Enterprise-Wide Information, page 85

1. We note that on page 86 you provide certain non-GAAP operating income measures. Please revise future filings to remove non-GAAP measures from the footnotes to your financial statements. Refer Item 10(e)(1)(ii)(C) of Regulation S-K. In future filings provide a reconciliation of segment operation income that is consistent with the guidance in ASC 280-10-50-30 and 280-10-55-49.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3676 with any questions. You may also reach Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery